Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Third Quarter 2018 Financial Results

TYSONS CORNER, Va., October 25, 2018 - MicroStrategy® Incorporated (Nasdaq: MSTR), a leading worldwide provider of enterprise analytics and mobility software, today announced financial results for the three-month period ended September 30, 2018 (the third quarter of its 2018 fiscal year).

MicroStrategy adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) and its subsequent amendments (“ASU 2014-09”), effective January 1, 2018, and has adjusted its prior period consolidated financial statements to reflect full retrospective adoption.

Third quarter 2018 revenues were $122.2 million versus $126.0 million for the third quarter of 2017, a 3.1% decrease. Product licenses and subscription services revenues for the third quarter of 2018 were $27.5 million versus $30.1 million for the third quarter of 2017, an 8.6% decrease. Product support revenues for the third quarter of 2018 were $74.5 million versus $72.9 million for the third quarter of 2017, a 2.2% increase. Other services revenues for the third quarter of 2018 were $20.2 million versus $23.0 million for the third quarter of 2017, a 12.4% decrease. Foreign currency effects had an unfavorable impact on revenues for the third quarter of 2018.

Operating expenses for the third quarter of 2018 were $91.5 million versus $80.4 million for the third quarter of 2017, a 13.8% increase, reflecting MicroStrategy’s previously announced strategy to seek to take greater advantage of the opportunities in the market by increasing its sales and marketing expenditures and increasing its research and development expenditures as it invests in its technology products and personnel. MicroStrategy did not capitalize any software development costs during the third quarter of 2018 or 2017.

Income from operations for the third quarter of 2018 was $7.2 million versus $21.2 million for the third quarter of 2017. Net income for the third quarter of 2018 was $12.7 million, or $1.10 per share on a diluted basis, as compared to net income of $18.2 million, or $1.58 per share on a diluted basis, for the third quarter of 2017.  Previously, in the fourth quarter of 2017, we recorded an estimated one-time tax charge of $44.0 million resulting from the enactment of U.S. corporate tax reform legislation.  This charge included a $40.3 million tax expense related to the mandatory deemed repatriation of certain foreign earnings and profits.  During the third quarter of 2018, we recorded a measurement-period adjustment to reduce our previously recorded one-time tax charge by $3.1 million.  Excluding the impact of this measurement-period adjustment, non-GAAP net income for the third quarter of 2018 was $9.6 million, or $0.83 per share on a diluted basis.

Additionally, non-GAAP income from operations, which excludes share-based compensation expense, was $10.2 million for the third quarter of 2018 versus $24.8 million for the third quarter of 2017. The tables at the end of this press release include a reconciliation of GAAP to non-GAAP financial measures for the three months ended September 30, 2018 and 2017. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below.

As of September 30, 2018, MicroStrategy had cash and cash equivalents and short-term investments of $699.2 million, as compared to $675.2 million as of December 31, 2017, an increase of $24.0 million. As of September 30, 2018, MicroStrategy had 9.4 million shares of class A common stock and 2.0 million shares of class B common stock outstanding.

The Company uses the MicroStrategy Intelligent Enterprise™ platform across the enterprise and has created an interactive dossier with quarterly financial performance data. Anyone can access the MSTR Financials dossier via a web browser, or by downloading the MicroStrategy Library™ app on an iOS or Android device. To download the native apps, visit MicroStrategy Library for iPad, MicroStrategy Library for iPhone, or MicroStrategy Library for Android tablet and smartphone.

Conference Call

MicroStrategy will be discussing its third quarter 2018 financial results on a conference call today beginning at approximately 5:00 p.m. EDT. To access the conference call, dial (844) 824-7425 (domestically) or (716) 220-9429 (internationally) and use conference ID 5562168. A live and archived webcast will be available under the “Events” section on MicroStrategy’s investor relations website at http://ir.microstrategy.com/events.cfm. A replay of the conference call will be available beginning approximately two hours after the call concludes until November 1, 2018 at (855) 859-2056 (domestically) or (404) 537-3406 (internationally) using the passcode 5562168.

Recent Business Highlights

•

MicroStrategy announced that Marge Breya was named Senior Executive Vice President & Chief Marketing Officer on July 23. Ms. Breya’s expertise as a software industry Chief Operating Officer, General Manager and CMO as well as board veteran spans over 25 years at some of the world’s best-known software companies. She previously served as COO at Ionic Security, a privately-held provider of data protection and control software. Before moving to Ionic Security, Ms. Breya was EVP and CMO at Informatica Corporation. Prior to that, she was SVP of Marketing Services at HP, EVP and GM of Solutions Management at SAP, GM/CMO at BusinessObjects, CMO/Chief Strategy Officer at BEA Systems, and SVP of Marketing at Sun Microsystems. Ms. Breya has also held public company board positions at LSC Communications, Jive Software, and Document Sciences Corporation.

•

Dresner Advisory Services honored MicroStrategy with a 2018 Technology Leader for Business Intelligence award for its strong position in the 2018 Wisdom of Crowds®️ Business Intelligence (BI) report. The Dresner Advisory Services Industry Excellence Awards go to brands that were ranked as leaders in two user-rating models included in the Wisdom of Crowds series of global Dresner research reports. The reports are based on data collected from a large base of end users in the BI and analytics industry and provide a broad and detailed assessment of each market, including current product usage, key buying drivers, technology priorities, and future intentions, as well as performance ratings of all relevant vendors.

•

MicroStrategy won two Brazilian Retail Week (BRWeek) awards. MicroStrategy received the highest scores in both the Big Data and Business Intelligence (BI) categories. Hosted by the Centro de Inteligência Padrão (CIP), the fourth annual BRWeek awards recognized retailers and suppliers that received the highest evaluations by Brazil’s retail industry. Organizations were scored across a number of categories based on an exclusive methodology developed by the CIP and questionnaires completed by leading retailers operating in Brazil, including Avon, Pão de Açúcar, Walmart, and Carrefour.

•

MicroStrategy released the results of its “2018 Global State of Enterprise Analytics” report. MicroStrategy surveyed 500 enterprise analytics and business intelligence professionals from around the world on the state of their organizations’ analytics initiatives. 90% of respondents reported that data and analytics are either very important or somewhat important to their organizations’ digital transformation efforts, and that their investments in data and analytics this year and in the next five years are accelerating. The data showed that while many analytics and business intelligence professionals are confident about their organizations’ analytics proficiency in 2018, they still face common challenges that hinder their ability to become an Intelligent Enterprise. MicroStrategy also found that the top uses for data and analytics are to drive process, cost efficiency, strategy and change, and that when selecting an enterprise analytics solution, security stands out as a top concern for decision makers across the board.

•	MicroStrategy announced that ESC Clermont Graduate School of Management in Clermont-Ferrand, France is participating in the MicroStrategy Academic Program to enrich its BI curriculum for its students and train its instructors on business intelligence and analytics. Through the program, ESC Clermont students and teachers receive free analytics resources, including MicroStrategy Desktop™ licenses and training, for classroom instruction so the students can graduate with bona fide data analytics skills needed in today’s business landscape.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for income from operations that excludes the impact of share-based compensation arrangements and for net income and diluted earnings per share that exclude the impact from the enactment of U.S. corporate tax reform legislation. These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions. MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis because in the case of the supplemental measure for income from operations, it excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and in the case of the supplemental measures for net income and diluted earnings per share, they exclude one-time tax adjustments related to the enactment of U.S. corporate tax reform legislation.  In addition, accounting for share-based compensation arrangements requires significant management judgment and the resulting expense could vary significantly in comparison to other companies. Therefore, MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is a worldwide leader in enterprise analytics and mobility software. A pioneer in the BI and analytics space, MicroStrategy delivers innovative software that empowers people to make better decisions and transform the way they do business. We provide our enterprise customers with world-class software and expert services so they can deploy unique intelligence applications. To learn more, visit MicroStrategy online, and follow us on LinkedIn, Twitter and Facebook.

MicroStrategy, MicroStrategy Library, MicroStrategy Desktop, and Intelligent Enterprise are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the extent and timing of market acceptance of MicroStrategy’s new offerings; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; continued acceptance of the Company’s other products in the marketplace; fluctuations in tax benefits or provisions, including as a result of changes to U.S. federal tax laws; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; competitive factors; general economic conditions, including economic uncertainty in the retail industry, in which the Company has a significant number of customers; currency fluctuations; and other risks detailed in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(as adjusted, unaudited)	(unaudited)	(as adjusted, unaudited)
Revenues
Product licenses	$20,264	$22,356	$56,857	$62,730
Subscription services	7,240	7,725	22,486	23,843
Total product licenses and subscription services	27,504	30,081	79,343	86,573
Product support	74,463	72,881	222,554	214,159
Other services	20,185	23,048	63,824	66,730
Total revenues	122,152	126,010	365,721	367,462

Cost of revenues
Product licenses	377	1,763	4,255	5,182
Subscription services	3,259	3,592	9,953	10,031
Total product licenses and subscription services	3,636	5,355	14,208	15,213
Product support	5,079	4,218	14,685	13,094
Other services	14,674	14,816	44,721	43,589
Total cost of revenues	23,389	24,389	73,614	71,896

Gross profit	98,763	101,621	292,107	295,566

Operating expenses
Sales and marketing	45,429	42,005	147,742	123,213
Research and development	25,829	19,360	74,471	57,347
General and administrative	20,285	19,082	63,756	58,921
Total operating expenses	91,543	80,447	285,969	239,481

Income from operations	7,220	21,174	6,138	56,085
Interest income, net	3,441	1,449	8,698	3,449
Other income (expense), net	798	(1,903)	3,665	(6,377)
Income before income taxes	11,459	20,720	18,501	53,157
(Benefit from) provision for income taxes	(1,240)	2,536	(699)	9,463
Net income	$12,699	$18,184	$19,200	$43,694

Basic earnings per share (1):	$1.11	$1.59	$1.68	$3.82
Weighted average shares outstanding used in computing basic earnings per share	11,467	11,447	11,458	11,443

Diluted earnings per share (1):	$1.10	$1.58	$1.67	$3.78
Weighted average shares outstanding used in computing diluted earnings per share	11,538	11,499	11,502	11,567

(1)	Basic and fully diluted earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30,	December 31,
	2018	2017
	(unaudited)	(as adjusted, unaudited)
Assets
Current assets
Cash and cash equivalents	$112,082	$420,244
Restricted cash	901	938
Short-term investments	587,093	254,927
Accounts receivable, net	110,761	165,364
Prepaid expenses and other current assets	27,629	19,180
Total current assets	838,466	860,653

Property and equipment, net	51,861	53,359
Capitalized software development costs, net	0	2,499
Deposits and other assets	7,549	7,411
Deferred tax assets, net	15,628	9,297
Total Assets	$913,504	$933,219

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$23,002	$30,711
Accrued compensation and employee benefits	37,819	41,498
Deferred revenue and advance payments	151,043	198,734
Total current liabilities	211,864	270,943

Deferred revenue and advance payments	4,923	6,400
Other long-term liabilities	61,290	50,146
Deferred tax liabilities	4	4
Total Liabilities	278,081	327,493

Stockholders' Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 15,837 shares issued and 9,432 shares outstanding, and 15,817 shares issued and 9,412 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 2,035 shares issued and outstanding, and 2,035 shares issued and outstanding, respectively	2	2
Additional paid-in capital	573,474	559,918
Treasury stock, at cost; 6,405 shares	(475,184)	(475,184)
Accumulated other comprehensive loss	(8,718)	(5,659)
Retained earnings	545,833	526,633
Total Stockholders' Equity	635,423	605,726
Total Liabilities and Stockholders' Equity	$913,504	$933,219

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2018	2017
	(unaudited)	(as adjusted, unaudited)
Operating activities:
Net income	$19,200	$43,694
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,483	12,009
Bad debt expense	1,053	1,726
Deferred taxes	(6,667)	(5,508)
Share-based compensation expense	11,132	10,557
Changes in operating assets and liabilities:
Accounts receivable	9,300	18,804
Prepaid expenses and other current assets	(1,075)	(5,042)
Deposits and other assets	(956)	(1,288)
Accounts payable and accrued expenses	(5,816)	(14,468)
Accrued compensation and employee benefits	(3,901)	(10,437)
Deferred revenue and advance payments	(4,032)	1,140
Other long-term liabilities	1,527	(1,904)
Net cash provided by operating activities	23,248	49,283

Investing activities:
Proceeds from redemption of short-term investments	348,980	340,920
Purchases of property and equipment	(4,457)	(2,282)
Purchases of short-term investments	(674,528)	(411,666)
Net cash used in investing activities	(330,005)	(73,028)

Financing activities:
Proceeds from sale of class A common stock under exercise of employee stock options	2,471	1,677
Payments on capital lease obligations and other financing arrangements	(9)	(17)
Net cash provided by financing activities	2,462	1,660

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(3,904)	6,992
Net decrease in cash, cash equivalents, and restricted cash	(308,199)	(15,093)
Cash, cash equivalents, and restricted cash, beginning of period	421,182	402,712
Cash, cash equivalents, and restricted cash, end of period	$112,983	$387,619

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(as adjusted, unaudited)	(unaudited)	(as adjusted, unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$20,264	$22,356	$56,857	$62,730
Subscription services	7,240	7,725	22,486	23,843
Total product licenses and subscription services	27,504	30,081	79,343	86,573
Product support	74,463	72,881	222,554	214,159
Other services:
Consulting	18,001	20,645	56,998	59,482
Education	2,184	2,403	6,826	7,248
Total other services	20,185	23,048	63,824	66,730
Total revenues	122,152	126,010	365,721	367,462

Cost of revenues
Product licenses and subscription services:
Product licenses	377	1,763	4,255	5,182
Subscription services	3,259	3,592	9,953	10,031
Total product licenses and subscription services	3,636	5,355	14,208	15,213
Product support	5,079	4,218	14,685	13,094
Other services:
Consulting	12,996	13,295	39,859	38,579
Education	1,678	1,521	4,862	5,010
Total other services	14,674	14,816	44,721	43,589
Total cost of revenues	23,389	24,389	73,614	71,896

Gross profit	$98,763	$101,621	$292,107	$295,566

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	September 30,	December 31,	September 30,
	2018	2017	2017
	(unaudited)	(as adjusted, unaudited)	(as adjusted, unaudited)
Current:
Deferred product licenses revenue	$584	$3,760	$2,752
Deferred subscription services revenue	11,736	17,324	15,583
Deferred product support revenue	131,185	168,185	141,675
Deferred other services revenue	7,538	9,465	8,743
Total current deferred revenue and advance payments	$151,043	$198,734	$168,753

Non-current:
Deferred product licenses revenue	$730	$820	$646
Deferred subscription services revenue	-	126	406
Deferred product support revenue	3,701	4,826	5,790
Deferred other services revenue	492	628	990
Total non-current deferred revenue and advance payments	$4,923	$6,400	$7,832

Total current and non-current:
Deferred product licenses revenue	$1,314	$4,580	$3,398
Deferred subscription services revenue	11,736	17,450	15,989
Deferred product support revenue	134,886	173,011	147,465
Deferred other services revenue	8,030	10,093	9,733
Total current and non-current deferred revenue and advance payments	$155,966	$205,134	$176,585

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(as adjusted, unaudited)	(unaudited)	(as adjusted, unaudited)
Reconciliation of non-GAAP income from operations:
Income from operations	$7,220	$21,174	$6,138	$56,085
Share-based compensation expense	3,011	3,668	11,132	10,557
Non-GAAP income from operations	$10,231	$24,842	$17,270	$66,642

Reconciliation of non-GAAP net income:
Net income	$12,699	$18,184	$19,200	$43,694
Measurement-period adjustment related to U.S. tax reform	(3,106)	0	(3,106)	0
Non-GAAP net income	$9,593	$18,184	$16,094	$43,694

Reconciliation of non-GAAP diluted earnings per share:
Diluted earnings per share	$1.10	$1.58	$1.67	$3.78
Impact of measurement-period adjustment related to U.S. tax reform (per diluted share)	(0.27)	0.00	(0.27)	0.00
Non-GAAP diluted earnings per share	$0.83	$1.58	$1.40	$3.78

MICROSTRATEGY INCORPORATED

WORLDWIDE EMPLOYEE HEADCOUNT

	September 30,	June 30,	March 31,	December 31,	September 30,
	2018	2018	2018	2017	2017
Subscription services	55	54	57	53	50
Product support	194	184	182	172	163
Consulting	458	443	441	441	447
Education	44	39	42	41	41
Sales and marketing	699	687	667	652	635
Research and development	688	651	604	559	539
General and administrative	326	322	313	298	303
Total headcount	2,464	2,380	2,306	2,216	2,178